

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


05008522

BY COURIER

No/Date : F/D1 : 304 /19-5-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2005
WASH, D.C.
152
SECTION

Enclosure
- An Announcement





PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Through Law 3175/03, PPC has been granted an electricity generation license to refurbish or replace existing old capacity of 1,600 MW.

According to decision No 114/17.05.05 of the Board of Directors, PPC's competent departments will thoroughly study the techno-economic issues, the construction time schedule and the necessary works for the development of the Electricity Transmission System and the Natural Gas Transmission System for all candidate new generation units, in preparation of final decisions.

In addition to the new natural gas combined cycle unit at Aliveri, the following are considered as candidate new units:

1. Lignite unit in Western Macedonia (Ptolemaida or Florina).
2. Natural gas combined cycle unit at Megalopoli.
3. Natural gas combined cycle unit at either Aliveri or Megalopoli or Keratsini.

Athens, May 19, 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 304 /19-5-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose An announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An Announcement


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Through Law 3175/03, PPC has been granted an electricity generation license to refurbish or replace existing old capacity of 1,600 MW.

According to decision No 114/17.05.05 of the Board of Directors, PPC´s competent departments will thoroughly study the techno-economic issues, the construction time schedule and the necessary works for the development of the Electricity Transmission System and the Natural Gas Transmission System for all candidate new generation units, in preparation of final decisions.

In addition to the new natural gas combined cycle unit at Aliveri, the following are considered as candidate new units:

1. Lignite unit in Western Macedonia (Ptolemaida or Florina).
2. Natural gas combined cycle unit at Megalopoli.
3. Natural gas combined cycle unit at either Aliveri or Megalopoli or Keratsini.

Athens, May 19, 2005